Perry J. Hindin
Securities and Exchange Commission
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December 01, 2016
Perry J. Hindin
Special Counsel
Office of Mergers & Acquisitions
U.S. Securities & Exchange Commission
100 F Street, N.E.
 Washington, D.C. 20549-3628

Re: Vestin Realty Mortgage II, Inc.
Amendment No. 1 Preliminary Proxy Statement on Schedule 14A
Filed on November 14, 2016
File No. 0-51892

Dear Mr. Hindin:

On behalf of Vestin Realty Mortgage II, Inc. (the "Company"), we write in response to comments we received from you during our telephone call on November 14, 2016, relating to the above-referenced Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A filed on November 14, 2016 ("Amendment No. 1").  Concurrently herewith, the Company has filed, via EDGAR, Amendment No. 2 to the Preliminary Proxy Statement on Schedule 14A ("Amendment No. 2").  The following summarizes the changes made in response to your comments:

1.
We have supplemented Amendment No. 1 to address the factors described in clauses (iv) through (vi) and (viii) of Instruction 2 to Item 1014 of Regulation M-A.   Please see the discussion beginning on page 16 of Amendment No. 2.

2.
We have revised Amendment No. 1 to clarify the calculation of the cash payment for fractional shares to the Company's stockholders with fewer than 1,000 shares in the proposed reverse stock split.  See the discussions on pages 6, 12, 13, 14, 16, and 17 of Amendment No. 2.

3.
We have revised Amendment No. 1 to disclose the affiliate's interest in the net book value and net earnings of the Company in terms of both dollar amount and percentage for each of the relevant periods.  Please see page 12 of Amendment No. 2.

Perry J. Hindin
Securities and Exchange Commission
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We have also revised Amendment No. 1 throughout to update the financials and other related disclosures through September 30, 2016.

For your reference, we have enclosed a clean and a marked copy of Amendment No. 2 reflecting the changes from Amendment No. 1.  If you should have any further questions or comments, please do not hesitate to call or email me at the above number or email address.

Sincerely,
Ben Chung
Enclosure

cc: Michael V. Shustek, Vestin Realty Mortgage II, Inc.
Ira Levine, Levine Garfinkel & Eckersley
Brent Eckersley, Levine Garfinkel & Eckersley